#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Facsimile: 604-408-7499 Telephone: 604-638-5817

NR12-02	March 9, 2012

Dorato Announces Management Changes

Vancouver, BC – Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05) wishes to advise of the following management changes. Carlos Ballon, who was appointed to replace Anton Drescher as President and CEO of the Company on March 2, 2012 (see news releases of the same date), unfortunately, through inadvertence, the prior approval of the TSX Venture Exchange (the “TSXV”) was not obtained for Mr. Ballon to serve as an officer of Dorato. Accordingly, at the request of the TSXV, Mr. Ballon today resigned as the President and CEO of Dorato. Mr. Ballon will be applying for approval from the Exchange and looks forward to serving Dorato in the capacity of an officer as well as a director in due course.

Mr. Rowland Perkins, also a current director of Dorato, has been appointed by the board of directors as the interim President and CEO of the Company.

On behalf of the Board of Directors of
DORATO RESOURCES INC.

(signed) “Anton Drescher”
Director and Chief Financial Officer

For further information please contact:	Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: (604)-638-5817 / Fax: (604) 408-7499

     Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.